

SI 07001307 MMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66066

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokers From Campbell, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 84th St
(No. and Street)

Byron Center (City) Michigan (State) 49315 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Diepenhorst (616) 878-0330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
FEB 21 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe, Sweeris & Tromp, P.L.C.
(Name – *if individual, state last, first, middle name*)

6617 Crossing Dr, Ste 100 (Address) Grand Rapids (City) Michigan (State) 49508 (Zip Code)



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Diepenhorst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brokers From Campbell, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Officer
Title

Judy D. Rigsby
Notary Public
Acting in Kent County, Michigan

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. cash flow statement
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERS FROM CAMPBELL, INC.

2006 ANNUAL REPORT


SEC MAIL
WASH. D.C.
185

BROKERS FROM CAMPBELL, INC.
TABLE OF CONTENTS

BROKERS FROM CAMPBELL, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

MONROE, SWEERIS & TROMP P.L.C.

Certified Public Accountants and Consultants

January 10, 2007

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Brokers From Campbell, Inc.
Byron Center, Michigan

We have audited the accompanying balance sheets of Brokers From Campbell, Inc. as of December 31, 2006 and 2005 and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements mentioned are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Brokers From Campbell, Inc. as of December 31, 2006 and 2005 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Monroe, Sweeris & Tromp

6617 CROSSING DRIVE, STE 100 ~ GRAND RAPIDS, MI 49508 PHONE (616) 554-5800 ~ FAX (616) 554-5801 ~ www.mstpc.com

Walter M. Monroe   Dell A. Sweeris   John W. Tromp   Keith H. Gohlke   Mark L. Thorne

BROKERS FROM CAMPBELL, INC.
BALANCE SHEETS

	December 31,	
	2006	2005
CURRENT ASSETS:		
Cash (Note 1)	$ 83 211	$ 52 848
CURRENT LIABILITIES:		
Accrued expenses	$ 3 000	$ -
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value 500,000 shares authorized; 1,000 shares issued and outstanding	1 000	1 000
Additional paid-in-capital	24 000	24 000
Retained earnings	55 211	27 848
TOTAL STOCKHOLDER'S EQUITY	80 211	52 848
	$ 83 211	$ 52 848

See accompanying note to financial statements.

BROKERS FROM CAMPBELL, INC.
STATEMENTS OF INCOME

	Year Ended December 31,	
	2006	2005
REVENUE:		
Commissions earned	$ 33 712	$ 26 795
EXPENSES:		
Licenses, fees and taxes	1 328	1 531
Administrative and professional fees	6 011	3 699
Dues and subscriptions	150	393
TOTAL EXPENSES	7 489	5 623
Operating income	26 223	21 172
OTHER INCOME:		
Interest	1 140	531
NET INCOME	$ 27 363	$ 21 703

STATEMENTS OF STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings
BALANCE, January 1, 2005	$ 1 000	$ 24 000	$ 6 145
ADD, net income for 2005	-	-	21 703
BALANCE, December 31, 2005	1 000	24 000	27 848
ADD, net income for 2006	-	-	27 363
BALANCE, December 31, 2006	$ 1 000	$ 24 000	$ 55 211

See accompanying note to financial statements.

BROKERS FROM CAMPBELL, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 27 363	$ 21 703
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in accrued expenses	3 000	(1 120)
Net cash provided by operating activities	30 363	20 583
NET INCREASE IN CASH	30 363	20 583
CASH - BEGINNING OF YEAR	52 848	32 265
CASH - END OF YEAR	$ 83 211	$ 52 848

See accompanying note to financial statements.

NOTE 1 - ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

Brokers From Campbell, Inc. is a National Association of Securities Dealers registered override broker/dealer that receives commission overrides from other broker/dealers. Brokers From Campbell, Inc. has no customers of its own and does not maintain customer accounts or transact customers' funds. Affiliated entities of Campbell Management Group, Inc., the Company's parent corporation, refer clients to a broker/dealer representative, who then calls on the respective clients to develop and sell financial planning and estate planning services. A percentage of the broker/dealer sales commissions are paid to Brokers From Campbell, Inc.

INCOME TAXES

The Company is organized as an S-Corporation; as such all items of profit and loss are passed through to the stockholder.

OWNERSHIP AND MANAGEMENT

The Company is a wholly owned subsidiary of Campbell Management Group, Inc. Byron Center, Michigan. As such, its business activities and affairs are controlled by the management of Campbell Management Group, Inc.

ADMINISTRATIVE EXPENSES

Administrative expenses to the parent company were incurred in the amount of $870 and $1,186 during 2006 and 2005, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. While management believes it has consistently applied its best judgment in those areas requiring estimates, actual results could differ from those estimates.

CASH

The Company's cash consists of an interest bearing checking account with a local bank. The Company did not have on deposit amounts in excess of the FDIC insured limit at any time during 2006 and 2005.

ADVERTISING

The Company did not incur any advertising costs during 2006 and 2005.

MONROE, SWEERIS & TROMP P.L.C.

Certified Public Accountants and Consultants

January 10, 2007

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Stockholder
Brokers From Campbell, Inc.
Byron Center, Michigan

Our report on our audit of the basic financial statements of Brokers From Campbell, Inc. for 2006 and 2005 appears on page 6. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The net capital computation is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Monroe, Sweeris & Tromp

6617 CROSSING DRIVE, STE 100 ~ GRAND RAPIDS, MI 49508 PHONE (616) 554-5800 ~ FAX (616) 554-5801 ~ www.mstpc.com

Walter M. Monroe Dell A. Sweeris John W. Tromp Keith H. Gohlke Mark L. Thorne

BROKERS FROM CAMPBELL, INC.
SCHEDULE OF ADDITIONAL INFORMATION
NET CAPITAL COMPUTATION
SEC RULE 15c3-1
DECEMBER 31, 2006

CALCULATION OF NET CAPITAL:

TOTAL ASSETS	$ 83 211
TOTAL LIABILITIES	3 000
NET WORTH	80 211
ADDITIONS to net worth:	
None	-
DEDUCTIONS to net worth:	
Non-allowable assets - none	-
TENTATIVE NET CAPITAL	80 211
HAIRCUTS NONE	-
NET CAPITAL (NC)	$ 80 211

SEC Rule 17a-11 minimum net capital requirement:

(1) **SEC REQUIRED MINIMUM DOLLAR AMOUNT OF NET CAPITAL** 120% of minimum dollar amount of net capital - $6,000	$ 5 000
(2) Net capital to aggregate indebtedness (AI) of at least 1/8	-
TOTAL AI	-
(3) Market maker requirement not applicable - Brokers from Campbell, Inc. is not a market maker	-
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF (1), (2) OR (3)	$ 5 000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 75 211

This schedule was reconciled to Brokers From Campbell, Inc. December 31, 2006 Focus II A filing with no material differences.

See accompanying independent auditor's report on additional information.

MONROE, SWEERIS & TROMP P.L.C.

Certified Public Accountants and Consultants

BROKERS FROM CAMPBELL, INC.
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
YEAR ENDED DECEMBER 31, 2006

January 10, 2007

To the Stockholder
Brokers From Campbell, Inc.
Byron Center, Michigan

As part of our audit of the financial statements of Brokers From Campbell, Inc. as of and for the year ended December 31, 2006, we reviewed and evaluated the accounting system and the internal accounting controls in place and employed by the Company. Based upon our audit we did not disclose any material weakness in internal controls.

Monroe, Sweeris & Tromp

END

6617 CROSSING DRIVE, STE 100 ~ GRAND RAPIDS, MI 49508 PHONE (616) 554-5800 ~ FAX (616) 554-5801 ~ www.mstpc.com

Walter M. Monroe Dell A. Sweeris John W. Tromp Keith H. Gohlke Mark L. Thorne